FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 001-09038

CENTRAL FUND OF CANADA LIMITED
(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, T3C 0X8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED

Date: September 11, 2007	By: /s/ J.C. Stefan Spicer J.C. Stefan Spicer President and CEO

EXHIBIT INDEX

99.1	Notice and Management Information Circular Dated January 12, 2007

99.2	Proxy Card

EXHIBIT 99.1

CENTRAL FUND OF CANADA LIMITED

NOTICE OF ANNUAL MEETING OF THE HOLDERS OF COMMON SHARES

NOTICE IS HEREBY GIVEN that the Annual Meeting of the holders of common shares of Central Fund of Canada Limited (hereinafter called the “Corporation”) will be held at the offices of Parlee McLaws, 3400 Petro-Canada Centre, 150 - 6th Avenue S.W., Calgary, Alberta on Monday, the 26th day of February, 2007 at the hour of 10:30 a.m. (Mountain Standard Time) for the following purposes:

(i)	To receive the financial statements of the Corporation for the year ended October 31, 2006 together with the auditors’ report thereon;
(ii)	To elect nine directors;
(iii)	To re-appoint Ernst & Young LLP as auditors and to authorize the Board of Directors to fix their remuneration;
(iv)	To transact such other related business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

Although all holders of record of Class A non-voting shares and of common shares are entitled to notice of the Meeting, only holders of common shares are entitled to vote thereat. Any holder of common shares who is unable to be present at the Meeting is requested to complete, date and sign the enclosed green form of proxy and to return it in the self-addressed envelope provided for the purpose.

DATED this 12th day of January, 2007

BY ORDER OF THE BOARD

/s/ John S. Elder
JOHN S. ELDER, Q.C.

Secretary

CENTRAL FUND OF CANADA LIMITED

MANAGEMENT INFORMATION CIRCULAR

as of January 12, 2007

The information contained in this Management Information Circular (hereinafter called the “Circular”) is furnished in connection with the solicitation of proxies on behalf of the management of Central Fund of Canada Limited (hereinafter called the “Corporation”) for use at the annual meeting of the holders of common shares of the Corporation to be held at the offices of Parlee McLaws, 3400 Petro-Canada Centre, 150 – 6th Avenue S.W., Calgary, Alberta, on Monday the 26th day of February, 2007, at the hour of 10:30 a.m. (Mountain Standard Time) and at any adjournments thereof (hereinafter collectively called the “Meeting”). The Meeting has been called for the purposes set forth in the accompanying notice of the Meeting.

SOLICITATION OF PROXIES

The form of proxy for use by holders of common shares that accompanies this Circular is solicited on behalf of the management of the Corporation. Solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by officers or directors of the Corporation at nominal cost. The cost of solicitation will be borne by the Corporation. The record date for determining shareholders who are entitled to receive notice of the Meeting is January 12, 2007.

Proxies, to be used at the Meeting must be deposited with the Corporation or with CIBC Mellon Trust Company at Calgary, Montreal, Toronto or Vancouver or Mellon Investor Services LLC at New York no later than 48 hours (excluding Saturday and Sunday) preceding the Meeting or any adjournment or adjournments thereof.

REVOCATION OF PROXIES

A holder of common shares of the Corporation may revoke such holder’s proxy before it is exercised by depositing an instrument in writing executed by such holder or by his or her attorney authorized in writing, or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized: (i) at the registered office of the Corporation at 3400 Petro-Canada Centre, 150 - 6th Avenue, SW, Calgary, Alberta at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or (ii) with the Chairman of the Meeting on the day of such Meeting or any adjournment thereof, or (iii) in any other manner permitted by law.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Corporation has outstanding forty thousand (40,000) common shares without nominal or par value (hereinafter called the common shares), each carrying the right to one vote per share at the Meeting and 113,294,532 Class A shares, the holders of which are entitled to notice of, but not to vote at, the Meeting.

Holders of common shares of record on January 12, 2006 are entitled to vote at the Meeting. Only common shares entitle the holders thereof or their proxyholders to vote at the Meeting.

The names of the only persons who, to the knowledge of the directors or officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over common shares carrying more than ten percent (10%) of the voting rights attached to all common shares of the Corporation is the family of Philip M. Spicer and the number of such shares, and of Class A shares, beneficially owned, directly or indirectly, or over which control or direction is exercised by the family and the percentage of outstanding shares of each class of the Corporation represented by the number of such shares so owned, controlled or directed are as follows:

Shareholder	Number of Class A Shares	% of Outstanding Class A Shares	Number of Common Shares	% of Outstanding Common Shares

Philip M. Spicer	9,800		7,588	18.97
Joanne Spicer (spouse)	7,200		2,000	5.00
J. L. Michele Spicer (daughter)	12,700		2,000	5.00
J. C. Stefan Spicer (son)	12,400		4,000	10.00
Accrete Corporation Limited(1)	12,225	0.001	2,000	5.00
FutureFunds Inc.(2)	—		2,000	5.00
The Central Group Alberta Ltd.(3)	14,000		—	—
Estate of H. S. Spicer(4)	14,000		—	—
TD Canada Trust Accounts (5)	18,375		—	—

Notes:

(1)	Accrete Corporation Limited is owned by J. L. Michele Spicer.
(2)	FutureFunds Inc. is owned by the family of J.C. Stefan Spicer.
(3)	The Central Group Alberta Ltd. is owned 60% by Philip M. Spicer and 40% by J.C. Stefan Spicer.
(4)	Beneficiaries of the Estate of H.S. Spicer, the father of Philip M. Spicer, are two of his grandchildren and the Executors are J.C. Stefan Spicer and Philip M. Spicer.
(5)	Beneficiaries of TD Canada Trust accounts are the children of Philip M. Spicer and the Trustees are TD Canada Trust Company and Philip M. Spicer.

No person, to the knowledge of the directors or officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over Class A shares carrying more than ten percent (10%) of the voting rights attached to all Class A shares of the Corporation.

MATTERS TO BE CONSIDERED AT THE MEETING

(a)	2006 Financial Statements

The first item of business at the Meeting will be to receive and consider the financial statements of the Corporation for the year ended October 31, 2006 together with the auditors report thereon, copies of which financial statements and auditors report accompany this Circular.

(b)	Election of Directors

Election Details

The next item of business to be dealt with at the Meeting is the election of directors to hold office until the next annual meeting or until their successors are elected or appointed. The directors previously fixed the authorized number of directors at nine.

The term of each person elected as a director will be until the termination of the next annual meeting or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The persons named in the attached form of proxy intend to vote to elect as directors the nine persons named as nominees below. Management is not presently aware that any such person would be unwilling or unable to serve as a director if elected. However, if this should occur for any reason prior to the Meeting, it is intended that the persons so named in the form of proxy will have discretionary authority to vote the proxy for the election of any other person or persons as directors.

Background of Nominees

The ensuing subsections provide information concerning the members of the Board of Directors, their background and qualifications, duration of their involvement with the Corporation, their shareholdings and their compensation. Information as to how their performance is evaluated is set out later under “Corporate Governance - Corporate Governance Committee “.

The following table sets out certain of such information with respect to each of the nine nominees as directors, all of whom are currently serving as directors of the Corporation.

Information Concerning Nominees As Directors

Name, Office with Corporation and Other Information	No. of Common Shares beneficially owned directly or indirectly, or controlled or directed by the Nominees at January 1, 2007	No. of Class A shares beneficially owned directly or indirectly, or controlled or directed by the Nominees at January 1, 2007
John S. Elder, Q.C. Director and Secretary Toronto, Ontario Age: 70 Director since 1983 Member of Corporate Governance Committee

100                                         1,400

Mr. Elder has been a partner of Fraser Milner Casgrain LLP (a national law firm in Canada) and its predecessor firms for over 35 years. Mr. Elder’s degrees are in commerce and finance and law from the University of Toronto. He carries on a wide-ranging practice in corporate and securities law and is a director and/or officer of several public and private companies.

Douglas E. Heagle Director Burlington, Ontario Age: 76 Director since 1964 Lead Director Member of Audit Committee Member of Corporate Governance Committee

1900                                         7,200

Mr. Heagle is a graduate of the Ivey School of Business. He has been an officer (currently Chairman) and a director of National System of Baking Ltd. since 1953 and is Chairman of a division, NSBL International (private capital investments). Mr. Heagle has been a director of several Canadian and overseas companies.

Ian M. T. McAvity Director Toronto, Ontario Age: 64 Director since 1983 Member of Executive Committee

400                                           4,200

Mr. McAvity has been involved in the world of finance for over 40 years, as a banker, broker, and since 1975 as an independent advisor and consultant, specializing in the technical analysis of international equity, foreign exchange and precious metals markets. His analysis and views have been published in “Ian McAvity’s Deliberations on World Markets Newsletter” continuously since 1972. He is also a director of Duncan Park Holdings Corporation.

Michael A. Parente Director Hamilton, Ontario Age: 50 Director since 1992 Member of the Audit Committee

1700                                              360

Mr. Parente is a Certified Management Accountant and Certified Financial Planner in Canada. He was the Vice-President Finance of the Corporation from February, 1990 to August, 2002 and for over 15 years prior to his current position was Chief Financial Officer and Compliance Officer for a mutual fund management company.

Robert R. Sale Director Tortola, British Virgin Islands Age: 72 Director since 1983 Member of Audit Committee Member of Corporate Governance Committee

350                                       21,000

Mr. Sale was an active member of the Canadian financial community throughout his career until his retirement as President of Walwyn Inc., a member of stock exchanges and investment industry associations throughout Canada.

Dale R. Spackman, Q. C. Director Calgary, Alberta Age: 52 Director since 1990 Member of Executive Committee

100                                           1,000

Mr. Spackman holds a science degree from the University of Calgary and a law degree from the University of Alberta. He has been a partner of Parlee McLaws LLP (an Alberta law firm) since 1986 where his practice concentrates on aviation, banking and finance and corporate and commercial law. He serves as a Bencher of the Law Society of Alberta and has chaired, among others, its Audit Committee and the Corporate and Commercial Advisory Committee. He is also a director and chairs the Corporate Governance Committee of the Calgary Minor Soccer Association.

Philip M. Spicer Director and Chairman Ancaster, Ontario Age: 69 Director since 1961 Member of Executive Committee

(1)                                               (1)

Mr. Philip Spicer is the Chairman of Central Fund of Canada Ltd., which he founded in 1961. He has been a long-time analyst of markets, monetary systems and gold. His career has included being a part-owner and director of Canadian stock brokerage and investment dealer firms, a Registered Investment Counsel and portfolio manager. More recently, he has been a private consultant to financial businesses.

J. C. Stefan Spicer Director and President Lynden, Ontario Age: 41 Director since 1995 Member of Executive Committee

(1)                                               (1)

Mr. Stefan Spicer is also the President and Chief Executive Officer of Central Gold-Trust, a publicly traded gold bullion trust the units of which are listed on the American Stock Exchange and the Toronto Stock Exchange. He has in excess of 20 years of investment industry experience.

Malcolm A. Taschereau Director Navan, Ontario Age: 78 Director since 1983 Member of Audit Committee Member of Corporate Governance Committee

100                                         2,500

Mr. Taschereau held several positions with the Dome Group before becoming President of Dome Mines Limited (a gold mining production company) until 1983, following which he became a private consultant to the mining industry for many years.

Messrs. Heagle, McAvity, Sale and P. M. Spicer are also trustees of Central-Gold Trust.

The Board has a policy of ensuring that at least four of the nine directors are “independent” and that at least two additional directors are independent of administration or the principal shareholders. This encourages good alignment of the interests of the Board with the interests of the Corporation’s shareholders. In this context, the Board considers a director to be independent if he or she is independent within the definitions set forth in Multilateral Instruments 58-101 and 52-110 as having no material relationship with the corporation which could in the view of the Board of Directors be reasonably expected to interfere with the exercise of his or her judgement.

Messrs. Heagle, Parente, Sale and Taschereau are regarded by the Board as being independent in accordance with the foregoing. Mr. McAvity is also regarded by the Board as being independent although the Administrator engages him as a consultant as referred to under “Interest of Management and others in Material Transactions”. Mr. McAvity does not serve on the Audit or Corporate Governance Committees. Mr. Elder is not a member of administration but is a partner of Fraser Milner Casgrain LLP which provides legal services to the Corporation. Mr. McAvity is not a member of administration but provides general advice in relation to bullion and currency market trends and developments.

With respect to the other related directors, Messrs. Philip and Stefan Spicer are involved as officers serving as the Chairman and President respectively and are significant shareholders of the Corporation (see “Voting Shares and Principal Holders Thereof’). Mr. Spackman is the spouse of Ms. Catherine Spackman, the Treasurer of the Corporation and is a partner of Parlee McLaws LLP which provides periodic legal services to The Central Group Alberta Ltd. (the “Administrator”) and to the Corporation (see “Interest of Management and Others in Material Transactions”). The other six directors do not have interests or relationships with the principal shareholder referred to above and, as a consequence of such measure of independence and their diverse backgrounds and experience, such directors may be regarded as in a position to reflect the interests of shareholders in the Corporation other than the principal shareholders. Each of such six directors is a shareholder of the Corporation in his own right.

Shareholdings

The Board of Directors recognizes that directors may be seen by some investors to more effectively represent the interests of shareholders if they have an investment in shares of the Corporation. Accordingly, the Board established a policy to the effect that by December 31, 2004, each director own at least 1,000 shares of the Corporation. All the directors in office meet that policy. The Board has not granted any share options and has not created any deferred share units for the benefit of its directors or officers.

The following table sets out how many shares, by class, each director held in the Corporation as of January 1, 2006 and January 1, 2007.

Name of Director	Number of Shares of the Corporation Beneficially Owned or over which Control or Direction is Exercised
	Common Jan. 1, 2006	Common Jan. 1, 2007	Class A Jan. 1, 2006	Class A Jan. 1, 2007

John S. Elder, Q.C.	100	100	1,400	1,400
Douglas E. Heagle	1,902	1,902	7,200	7,200
Ian M. T. McAvity	400	400	4,200	4,200
Michael A. Parente	1,700	1,700	360	360
Robert R. Sale	350	350	21,000	21,000
Dale R. Spackman, Q.C.	100	100	1,000	1,000
Philip M. Spicer	(1)	(1)	(1)	(1)
J. C. Stefan Spicer	(1)	(1)	(1)	(1)
Malcolm A. Taschereau	100	100	2,500	2,500

Note (1): Reference is made to the table under “Voting Shares and Principal Holders Thereof”.

Directors’ Remuneration

The directors’ remuneration is intended to provide modest remuneration for the risks and responsibilities undertaken by a director of the Corporation.

Each of the directors, other than the Chairman and the President who are employees of the Administrator, The Central Group Alberta Ltd., effective as and from November 1, 2005 is paid an annual fee of U.S. $5,000 for his service as a director and a fee for all Board and committee meetings attended in person or by conference telephone of U.S. $1,000 per meeting. The Committee Chairmen receive a further annual fee of U.S. $2,500 and the Lead Director and Vice-Chairman of the Corporation receive a further annual fee of U.S. $2,000.

The aggregate fees paid by the Corporation to the directors of the Corporation, who are not employees of The Central Group Alberta Ltd., for the fiscal year ended October 31, 2006 was U.S. $114,000. The following table shows the amount in U.S. dollars received by each such director for the year ended October 31, 2006.

Name of Director	Annual Fee	Attendance Fees	Committee Chairman	Vice Chair or Lead Director	Total

John S. Elder, Q.C.	$5,000	$8,000			$13,000
Douglas E. Heagle	5,000	12,000	$2,500	$2,000	21,500
Ian M. T. McAvity	5,000	7,000			12,000
Michael A. Parente	5,000	11,000			16,000
Robert R. Sale	5,000	13,000	2,500		20,500
Dale R. Spackman, Q.C.	5,000	6,000		2,000	13,000
Malcolm A. Taschereau	5,000	13,000			18,000

There are no officers of the Corporation who receive remuneration from the Corporation. The Corporation does not have any employees or pension or retirement benefit plans. The officers and directors of the Corporation who are also officers and directors of the Administrator receive no remuneration as officers and directors of the Corporation, other than Mr. Spackman who receives the standard director’s fee, a Vice-Chairman’s fee and fees for serving on the Executive Committee.

No directors’ and officers’ liability insurance is carried by the Corporation.

No director or officer of the Corporation or any associate or affiliate of any such director or officer is or has been indebted to the Corporation.

Attendance Record

The following table sets forth the attendance of directors at Board and Committee meetings during the last fiscal year.

Name of Director	Board Meetings Attended		Committee Meetings Attended

John S. Elder	7 of 7	100%	2 of 2	100%
Douglas E. Heagle	6 of 7	86%	8 of 8	100%
Ian. M. T. McAvity	7 of 7	100%	---	---
Michael Parente	7 of 7	100%	6 of 6	100%
Robert R. Sale	7 of 7	100%	8 of 8	100%
Dale R. Spackman	7 of 7	100%	---	---
J. C. Stefan Spicer	7 of 7	100%	---	---
Philip M. Spicer	7 of 7	100%	---	---
Malcolm A. Taschereau	7 of 7	100%	8 of 8	100%

(c)	Re-Appointment and Remuneration of Auditors

The next matter to be considered at the Meeting is the appointment and remuneration of auditors of the Corporation. It is intended to vote the proxies solicited at the Meeting to re-appoint as auditors of the Corporation the firm of Ernst & Young LLP, and to authorize the Board of Directors to fix their remuneration. Ernst & Young LLP have been its auditors since 1989 and their re-appointment at the meeting has been recommended by the Audit Committee.

CORPORATE GOVERNANCE

Overview

The Corporation’s corporate governance practices are designed to ensure that the business and affairs of the Corporation are effectively managed so as to foster value for its shareholders. With certain exceptions as noted below, these practices generally accord with Multilateral Instrument 58-101-Disclosure of Corporate Governance Practices” and Multilateral Policy and Instrument 58-201 - “Effective Corporate Governance’ (collectively the “Governance Rules”) and with Multilateral Instrument 52-110 entitled “Audit Committee” and Companion Policy 52-I10CP (collectively the “Audit Committee Rules”) all of which are rules of the Canadian Securities Administrators.

The Corporation’s corporate governance practices are designed with a view to ensuring that the business and affairs of the Corporation are effectively handled in the interests of the shareholders as a whole.

The Board is the author of its own policies, procedures and practices concerning direction and administration of the Corporation. It fulfils these duties with independence from the senior officers of the Corporation.

Board Mandate and Code of Ethics

The Board of Directors is, as set forth in its mandate, responsible for the direction and supervision of the management and administration of the business of the Corporation pursuant to its powers and obligations under the Alberta Business Corporations Act, its articles and by-laws and other statutory and legal requirements generally applicable to directors of a business corporation that is also a reporting issuer. Prime stewardship responsibility of the Board is to ensure the viability of the Corporation and its functions as a passive holder of gold and silver bullion. In carrying out its duties, the Board holds regular meetings on at least a quarterly basis and additional meetings to deal with particular matters as appropriate. Supported by three committees of the Board, the Board stewards the Corporation, including the activities of the Administrator, develops and oversees corporate strategy and its implementation, identifies and assesses the principal risks of the business, reviews financial performance and reporting and disclosure, assesses the internal control and information systems, assesses and selects nominees for election as directors, appoints the senior officers of the Corporation, ensures their integrity and reviews their performance, deals with succession planning, reviews and approves actions of the committees, oversees public communications policies and shareholder relations and annually reviews the effectiveness of the Board and committees (including director’s individual contributions). These duties and responsibilities are consistent with the Governance Rules. An individual director is permitted to engage an outside advisor at the expense of the Corporation in specific circumstances such as where he is placed in a conflict position through activities of the Corporation, but any such engagement is subject to prior approval of the Corporate Governance Committee referred to below. No such engagement has occurred to date.

The Board has adopted a code of business ethics which governs behaviour of its directors, officers and any employees. Compliance is monitored by the Board and, should any waivers be granted to directors or officers, the policy is to disclose this in the next ensuing quarterly or annual report. The Board has also adopted a formal mandate that sets out its responsibilities for stewardship of the Corporation. The code of ethics and the mandate are set out on the Corporation’s website at www.centralfund.com. The Board has also adopted an individual director mandate setting forth the duties and responsibilities of each director. As recommended in the Guidelines and the Governance Rules, formal position descriptions have been developed for the Board and the CEO, defining the limits of management’s responsibilities and the CEO’s corporate objectives, as well as for the Chairman of the Audit Committee and the Chairman of the Corporate Governance Committee.

Lead Director

Mr. Heagle, the Chairman of the Audit Committee and an unrelated director, has been designated as the “lead director”. As such, he has taken on the responsibility of overseeing the operation of the Board and its effectiveness, and leads discussions of the Board when it meets in private session without senior officers or representatives of the Administrator present. These in camera sessions are held at each regular Board meeting and at each regular audit or corporate governance committee meeting so as to promote full and open discussion among the non-management directors.

Board Activities

The Board is in a position to conduct its meetings and to make appropriate decisions effectively. Financial and other information is made available to Board members several days in advance of meetings. Directors are generally encouraged to attend meetings in person. Directors are asked to advise the Corporation if they are unable to attend meetings and attendance at meetings is recorded. The Board held four regular meetings and three special meetings during the past fiscal year. All of the directors have agreed to an evaluation of their collective as well as their individual performance. All of the directors are encouraged to exercise their responsibilities in the best interests of the Corporation and its shareholders generally.

The Board has not adopted a formal policy for the recruitment of new directors. However, as the need for recruitment arises, the responsibility for identifying or reviewing a nominee or nominees and recommending them to the Board is assigned to the Corporate Governance Committee which is comprised exclusively of independent directors.

Committees

The Board is responsible for the establishment and overseeing performance of all committees, the appointment of members to serve on such committees and approving their compensation. Three standing committees have been appointed.

The Executive Committee is composed of four members, one of whom is an independent director. The Committee meets occasionally between regularly scheduled board meetings and is delegated authority to deal with various matters. The proceedings of this Committee are reviewed by the Board. The Committee had one meeting during the last fiscal year.

The Audit Committee is composed of four directors, all of whom are unrelated and independent directors as contemplated by the Audit Committee Rules. Each of the members of the Committee is “financially literate” in having the ability to read and understand a set of financial statements and the accompanying notes that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. Each of the members of the Committee is regarded by the Board as having “accounting or related financial experience” through having the ability, by virtue of past accounting training and/or experience as a chief financial officer or chief executive officer with oversight of a corporation’s finance and accounting activities, to analyze and interpret a full set of financial statements and the accompanying notes prepared in accordance with Canadian generally accepted accounting principles.

The charter for the Audit Committee reflects the requirements of the Audit Committee Rules. The Audit Committee fulfils its responsibilities within the context of the following guidelines:

•

the Committee communicates its expectations to management and the external auditors with respect to the nature, extent and timing of its information needs. The Committee expects that draft financial statements and other written materials will be received from management or the external auditors several days in advance of Committee meeting dates;

•	the Committee, in consultation with management and the external auditors, develops an Audit Committee agenda which is responsive to the Committee’s needs as set out in its charter;

•

the Committee, in consultation with management and the external auditors, reviews important financial issues and emerging audit, accounting and governance standards which may impact the Corporation’s financial disclosure and presentation;

•	the Chairman of the Committee and other Audit Committee members have direct, open and frank discussions during the year with management, other Board members and the external auditors as required;

•	to assist the Committee in fulfilling its responsibilities, it may, at the expense of the Corporation and after consultation with the President, engage an outside advisor with special expertise; and

•

as the external auditor’s responsibility is not only to the Board of Directors but to the Audit Committee as representatives of the shareholders, the Committee expects the external auditors to report to it all material issues arising out of their services or relationship with the Corporation.

The Audit Committee meets at least quarterly with management and the external auditors and discusses the independence of the external auditors, the scope of the annual audit, the audit plan, access granted to the accounting system and related internal controls, cooperation of management in the audit and review function, internal controls, the financial reporting process and related internal controls, the quality and adequacy of the Corporation’s or Administrator’s accounting and financial personnel and other resources and financial risk management so as to satisfy itself that each party is properly discharging its responsibilities. The Committee also reviews the quarterly and annual financial statements, the Annual Information Form and the Annual Report including the external auditors’ report and Management’s Discussion and Analysis. The Committee further reviews the remuneration of and recommends, for review by the Board and approval by the shareholders, the re-appointment and terms of engagement of the external auditors.

The Committee also pre-approves all non-audit services proposed to be provided by the external auditors. The charter of the Audit Committee is set out on the Corporation’s website at www.centralfund.comand in the Corporation’s Annual Information Form. Its conduct is reviewed annually by the Committee and the Board.

Mr. Heagle chairs the Audit Committee which meets at least four times per year and met six times during the last fiscal year. The Committee meets in camera at each regular meeting without any senior officers or representatives of the Administrator present.

The Corporate Governance Committee is composed of four directors, three of whom are independent as defined in the Audit Committee Rules.

The Corporate Governance Committee is responsible for developing the Corporation’s approach to governance issues, reviewing the effectiveness of the Board’s practices in light of emerging and changing regulatory requirements, assessing new nominees to the Board, planning education programs for them, assessing the size, composition and effectiveness of the Board as a whole and of the Committees as well as assessing the contribution of individual board members. The Committee’s responsibility extends to ensuring that the Board can function independently of management and monitoring the Board’s relationship to management. It reviews the communications policy of the Corporation to ensure that communications to shareholders, regulators and the investing public are factual and timely, are broadly disseminated in accordance with applicable policy and law and treat all shareholders fairly with respect to disclosure. It recommends topics of interest or importance for discussion and/or action by the Board. It annually reviews Board and committee effectiveness including continuing qualifications and contribution of individual members as well as conflicts of interest and time commitments. It also reviews the adequacy and form of the compensation of directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director. The Committee is also responsible for approving the engagement by one or more directors of an outside legal or other advisor at the expense of the Corporation.

The Committee meets independently of the senior officers at each of its meetings. The charter of the Corporate Governance Committee is set out on the Corporation’s website at www.centralfund.com. Its content is reviewed annually by the Committee and the Board.

Mr. Sale chairs the Corporate Governance Committee which generally meets at least twice per year. The Committee meets in camera at each regular meeting without any senior officers or representatives of the Administrator present.

Expectations of Management

The Board expects management of the Corporation to report in a timely, comprehensive and accurate manner on the business of the Corporation generally and on specific matters of significant consequence to the Corporation and the shareholders, to take timely action and decisions consistent with corporate policies in effect, and to review on an ongoing basis the strategies of the Corporation with a view to facilitating the Board’s review of same and their implementation by management.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Pursuant to an amended and restated Administrative and Consulting Agreement (the “Administration Agreement”) dated November 1, 2005 with the Corporation, the Administrator is responsible for the general administration of the business and affairs of the Corporation under the direction of the Corporation’s Board. This includes the provision of certain consultative services to the Corporation which are paid for by the Administrator and include the provision of general market and economic advice with respect to the investment of the Corporation’s assets in accordance with its investment policies and restrictions. Such advice is subject to the ultimate approval of the Board of Directors of the Corporation. Under the terms of the Administration Agreement, the Administrator arranges at its expense and for certain services which are delegated to others, including currently Mr. Ian M. T. McAvity President of Deliberations Research Inc. and a director of the Corporation, who provides general advice in relation to analysis of bullion market trends and developments and guidance to the Boards of the Corporation and the Administrator,, and Dr. Hans F. Sennholz, a monetary expert, who provides long-term trend and general economic advice. In addition, the Administrator provides and pays for office services, supplies and facilities and, through its staff, generally oversees the day-to-day administration of the Corporation’s affairs.

In consideration for services rendered pursuant to the Administration Agreement, the Corporation pays the Administrator a monthly fee based on the Corporation’s net assets determined for such month. Through October 31, 2005, the fee was computed at the annual rate of one-half of one percent of the Corporation’s net assets on such assets up to U.S. $50,000,000, three-eighths of one percent on such assets from U.S. $50,000,001 to U.S. $100,000,000 and one-quarter of one percent on such assets over U.S. $100,000,000. Fees paid by the Corporation to the Administrator in this regard for the fiscal year ended October 31, 2005 were U.S. $ 1,553,660. Effective November 1, 2005, the fee schedule was reduced and, for at least the next nine years, the annual fee is computed at:

0.30% on the first $400 million of the total net assets;

0.20% on the next $600 million of the total net assets; and

0.15% on total net assets above $1 billion.

Fees paid to the Administrator in this regard for the fiscal year ended October 31, 2006 were U.S. $2,013,322.

Philip M. Spicer, Chairman and a director of the Corporation, is also President and a director of the Administrator. J.C. Stefan Spicer, President, CEO and a director of the Corporation, is also Assistant Secretary and a director of the Administrator. Catherine A. Spackman, CMA, Treasurer of the Corporation, is also Treasurer and a director of the Administrator. Dale R. Spackman, Q.C., Vice-Chairman and a director of the Corporation, is also Secretary and a director of the Administrator.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

DATED this 12th day of January, 2007.

BY ORDER OF THE BOARD

/s/ John S. Elder
JOHN S. ELDER, Q.C.

Secretary

EXHIBIT 99.2

PROXY

ANNUAL MEETING OF SHAREHOLDERS

The undersigned holder of Common Shares without nominal or par value of CENTRAL FUND OF CANADA LIMITED (the "Corporation") hereby appoints J.C. Stefan Spicer of Ancaster, Ontario, or failing him, John S. Elder of Toronto, Ontario, or instead of either of the foregoing,

____

of ____

as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the "Meeting") to be held in Calgary, Alberta on Monday, the 26th day of February, 2007 at the hour of 10:30 o'clock a.m. (Mountain Standard Time) and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the meeting or such adjournment or adjournments thereof; provided, however, that without otherwise limiting the generality of the authorization and power hereby conferred, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote, or to withhold from voting, the Common Shares registered in the name of the undersigned as specified below:

TO VOTE FOR ☐ TO WITHHOLD FROM VOTING ☐

in respect of the election of directors;

TO VOTE FOR ☐ TO WITHHOLD FROM VOTING ☐

in respect of the re-appointment of the auditors and authorizing the Board to fix their remuneration;

The Common Shares represented by this proxy will be voted or withheld from voting, as the case may be, in accordance with the foregoing directions on any ballot that may be called for and, if a holder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted accordingly. IF A SHAREHOLDER DOES NOT SPECIFY THAT THE COMMON SHARES ARE TO BE WITHHELD FROM VOTING WITH RESPECT TO THE ELECTION OF DIRECTORS OR THE APPOINTMENT OF AUDITORS AND AUTHORIZING THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS, SUCH COMMON SHARES WILL BE VOTED ON ANY BALLOT THAT MAY BE CALLED FOR IN RESPECT OF ANY SUCH MATTER AS SET OUT IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR.

If any amendments or variations to matters identified in the notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED this __________ day of ________________________, 2007

____

(Signature of Shareholder)

NOTES:

1. A HOLDER OF COMMON SHARES HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A COMMON SHAREHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE. A holder may do so by inserting the name of such other person in the blank space provided or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy by postal or other delivery to the Corporation or to CIBC Mellon Trust Company or Mellon Investor Services LLC for receipt not later than 48 hours (excluding Saturday and Sunday) preceding such Meeting or any adjournment or adjournments thereof.

2. This form of proxy must be dated and signed by the holder of Common Shares or his or her attorney authorized in writing or, if the holder is a corporation, by an officer or attorney thereof duly authorized.

3. If this form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed by the management of the Corporation.

4. If it is desired that the Common Shares represented by this proxy are to be withheld from voting on any ballot that may be called for with respect to such matter, the appropriate box or boxes above providing for withholding from voting should be marked with an **X** or a tick mark √.

5. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.

6. THIS PROXY IS FOR USE BY COMMON SHAREHOLDERS AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON MONDAY, FEBRUARY 26, 2007 AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.